EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	October 2, 2011	October 3, 2010
Earnings:

Income before income taxes	$755,150	$608,618

Add (deduct):

Interest on indebtedness	72,845	69,617
Portion of rents representative of the interest factor (a)	5,660	5,500
Amortization of debt expense	868	736
Amortization of capitalized interest	1,395	1,036
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(2,772)	(6,222)

Earnings as adjusted	$833,146	$679,285

Fixed Charges:

Interest on indebtedness	$72,845	$69,617
Portion of rents representative of the interest factor (a)	5,660	5,500
Amortization of debt expense	868	736
Capitalized interest	5,346	1,341

Total fixed charges	$84,719	$77,194

Ratio of earnings to fixed charges	9.83	8.80

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.